Exhibit 12.1

                      Computation of Ratio of Earnings to
                          Fixed Charges (In Thousands)


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                                                     Six Months Ended December 31,            Fiscal Year ended June 30,
                                                    -----------------------------  ----------------------------------------------
                                                         2003       2002             2003      2002      2001      2000      1999
                                                    -----------------------------  ----------------------------------------------
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Earnings:
Pre-tax income from continuing operations before
adjustment for minority interests in consolidated      $ 19,266    $ 26,306        $ 40,595  $ 43,918  $(26,757)  $ 10,333  $ 6,036
subsidiaries or income or loss from equity investees
Less: Losses from Minority interest                          --          --              --      (450)   (9,106)    (2,027)      --
Less: Equity investment income/(loss)                        --          --              --        --        83         19   (1,912)
                                                       ----------------------------------------------------------------------------
                                                       $ 19,266    $ 26,306        $ 40,595  $ 43,468  $(35,946)  $  8,287  $ 7,948
Total Earnings                                         ----------------------------------------------------------------------------


Fixed Charges:
Interest Expense                                         1,570           57             238       435     1,263        133       55
Estimated interest component of rent Expense (1)         1,099        1,465           2,557     2,169     2,517      1,308      991
                                                       ----------------------------------------------------------------------------
Total Fixed Charges                                    $ 2,669      $ 1,522         $ 2,795   $ 2,604    $3,780     $ 1,441   $1,046
                                                       ----------------------------------------------------------------------------

Ratio of earnings to fixed charges                      ----------------------------------------------------------------------------
                                                          8.22        18.28           15.52     17.69       <0        6.75     8.60
                                                       ============================================================================

(1) The ratio of earnings to fixed charges is computed by dividing pre-tax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries and loss from equity investees) by fixed charges.  Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.
For the year ended June 30, 2001, earnings were insufficient to cover fixed charges by $32.2 million.

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